SUPPLEMENTAL SCHEDULE g

TCW FUNDS DISTRIBUTORS
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2015

NET CAPITAL –		
Total stockholder's equity from statement of financial condition		$ 4,031,577
DEDUCTIONS AND/OR CHARGES:		
Nonallowable assets:		
Prepaid expenses	$ 105,337	
Distribution fees receivable	2,064,112	
Due from Parent	113,031	
Total deductions and/or charges		2,282,480
Net capital before haircuts on securities positions		1,749,097
Haircuts on securities:		
Money market mutual fund	34,188	
Total haircuts		34,188
NET CAPITAL		$ 1,714,909
TOTAL AGGREGATE INDEBTEDNESS		$ 2,066,491
MINIMUM NET CAPITAL REQUIRED (Greater of 6-2/3% of aggregate indebtedness or $25,000)		$ 137,766
EXCESS NET CAPITAL		$ 1,577,143
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.21

Note: There are no material differences between the above Computation of Net Capital under Rule 15c3-1 and the Company's corresponding Form X-17A-5, Part IIA as of December 31, 2015, filed on January 27, 2016.